April 24, 2009
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Karen J. Garnett, Assistant Director

Re:	TD Ameritrade Holding Corporation
Registration Statement on Form S-4
Filed February 10, 2009, as amended March 26, 2009
File No. 333-157208

TD Ameritrade Holding Corporation
Form 10-K for the year ended September 30, 2008
File No. 0-49992
Filed November 26, 2008

thinkorswim Group Inc.
Form 10-K for the year ended December 31, 2008
File No. 0-52012
Dear Ms. Garnett:
          At the request of TD AMERITRADE Holding Corporation (“TD AMERITRADE”) and thinkorswim Group Inc. (“thinkorswim” and, collectively with TD AMERITRADE, the “Companies”), we are submitting the following responses to the comments in your letter (the “Comment Letter”) dated April 20, 2009 and addressed to David L. Lambert, Deputy General Counsel – Finance/Securities of TD AMERITRADE. Courtesy copies of Amendment No. 2 to TD AMERITRADE’s Registration Statement (the “Registration Statement”) marked to show changes from Amendment No. 1 to the Registration Statement as filed on March 26, 2009 are enclosed for the convenience of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). For your convenience, we have included each of the Staff’s comments in italics immediately before TD AMERITRADE’s responses. The underlined headings and numbers of pages and paragraphs below correspond to the headings and numbers of the comments set forth in the Staff’s letter.

Ms. Karen J. Garnett
Securities and Exchange Commission
April 24, 2009

          We represent TD AMERITRADE only. To the extent any responses relate to information concerning thinkorswim, such response is included in this letter based on information provided to TD AMERITRADE and us by thinkorswim or its representatives.
Registration Statement on Form S-4
Opinion of UBS Securities LLC, page 30
1.	Refer to the description of the discounted cash flow analysis on pages 35 and 36. Rather than disclosing the ranges of multiples, discount rates, and implied present values, please revise to provide a table showing complete data at each of the points used by UBS, similar to the tables included in the UBS board book.

Response:

thinkorswim supplementally advises the Staff that the disclosure currently appearing on pages 35 and 36 describes the material results of the discounted cash flow analyses of thinkorswim and TD AMERITRADE as considered by UBS and reviewed with the thinkorswim board of directors. Specifically, for purposes of its discounted cash flow analyses of thinkorswim and TD AMERITRADE, UBS focused on the overall low to high ranges derived from such analyses as compared to, in the case of thinkorswim, the implied value of the per share merger consideration and, in the case of TD AMERITRADE, the closing price of TD AMERITRADE common stock on January 6, 2009. We further respectfully submit that the disclosure is consistent with the level of disclosure typically reflected for this type of analysis in other transactions reviewed by the Staff. In light of the foregoing, and given that the ranges appearing in the disclosure generally encompass (subject to rounding) the individual data points reflected in the UBS board book, thinkorswim believes that the inclusion of individual data points would not add meaningfully relevant information and would inappropriately shift the focus of the disclosure from the material results of such analyses as evaluated by UBS and the thinkorswim board of directors. However, in light of the Staff’s comment, the disclosure has been revised to include the overall low to high ranges as reflected in the UBS board book without rounding so that all individual data points reflected in the UBS board book are encompassed in the ranges appearing in the disclosure.
The Merger Agreement

Ms. Karen J. Garnett
Securities and Exchange Commission
April 24, 2009

Amendment and Waiver, page 64
2.	We note your response to prior comment 27. Please revise further to clarify whether you will distribute the Form 8-K disclosure to thinkorswim shareholders voting on the merger or notify them that the 8-K has been filed.

Response:

We have amended the disclosure on page 65 of the Form S-4 to indicate that TD AMERITRADE and thinkorswim will publish a joint press release, concurrently with the filing of the Form 8-K, to inform thinkorswim’s shareholders of any amendment to the Merger Agreement or any waiver of any of the conditions thereunder.
thinkorswim Proposal 3— Exchange Program, page 77
3.	We note your response to prior comment 35, which appears to focus upon the relationship between the proposals; however, we continue to believe these are two distinct proposals. As you have stated in your response, Nasdaq Stock Market rules would require you to obtain stockholder approval for the option exchange program and the addition of a new type of award under the option plan if either of these was presented as a standalone proposal. Please revise to present the exchange program and the amendment to the 2001 Stock Option Plan as two separate proposals. Provide prominent disclosure in the proxy statement/prospectus as well as on the proxy card itself that these two proposals are conditioned upon each other. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement, September 2004.

Response:

In response to the Staff’s comment, we have revised the disclosure pertaining to the option exchange proposal, as well as the proxy card, to provide for separate shareholder proposals with respect to the option exchange and the amendment to the 2001 Stock Option Plan.
TDAMERITRADE Holding Corporation Annual Report on Form 10-K for the fiscal year ended September 30, 2008
Consolidated Statements of Cash Flows, page 47

Ms. Karen J. Garnett
Securities and Exchange Commission
April 24, 2009

4.	We note from your response to our prior comment 51 that the decrease in trust deposit accounts resulted from the sweep of client deposit accounts to TD Bank USA, N.A. Please clarify how you accounted for this transaction, and tell us if any liability remains on your books. If not, clarify why these client deposits no longer represent a liability to you.

Response:

TD AMERITRADE supplementally advises the Staff that the sweep of trust deposits to TD Bank USA, N.A. was accounted for as a reduction to the trust account deposit liability and a corresponding reduction to the cash and cash equivalents asset that was held on the balance sheet of TD AMERITRADE’s subsidiary, Fiserv Trust Company. No liability for trust account deposits remains on TD AMERITRADE’s books. These client deposits no longer represent a liability to TD AMERITRADE because they are no longer in the custody of a TD AMERITRADE subsidiary. Rather, the client cash deposits are in the custody of TD Bank USA in FDIC-insured accounts in the names of clients. Therefore, the deposit liabilities and corresponding cash and investment assets are held on the balance sheet of TD Bank USA.
TDAMERITRADE Definitive Proxy Statement on Schedule 14A filed January 6, 2006
Annual Incentive Award, page 21
5.	We note that the compensation committee exercised negative discretion in reducing the cash incentive amounts to certain key executives. Please explain to us the factors the committee, considered and how those factors corresponded to the actual amounts paid. Confirm that you will make similar disclosures in future filings, as applicable.

Response:

TD AMERITRADE supplementally advises the Staff that in exercising negative discretion (part of the Company’s guiding principles for executive compensation), the Compensation Committee considered the performance of certain employees in managing liquidity and credit risk in determining to exercise negative discretion for certain named executive officers who had ultimate responsibility for risk management. The amount of negative discretion applied by the Compensation Committee (i) was based entirely on this risk management consideration and (ii) increased as a percent of total compensation based on the level of direct responsibility of the effected named executive officer for the Company’s actions. TD AMERITRADE will make similar disclosures in future filings, as applicable.

Ms. Karen J. Garnett
Securities and Exchange Commission
April 24, 2009

*****
Please do not hesitate to telephone me at (415) 947-2011 with any questions regarding our proposed responses to your comments.
Very truly yours,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
Michael S. Ringler

cc:	David L. Lambert, TD AMERITRADE Holding Corporation
Ida K. Kane, thinkorswim Group Inc.
Martin W. Korman, Wilson Sonsini Goodrich & Rosati Professional Corporation
Ethan A. Klingsberg, Cleary Gottlieb Steen & Hamilton LLP
Benet J. O’Reilly, Cleary Gottlieb Steen & Hamilton LLP